PACIFIC NORTH WEST

CAPITAL CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 JANUARY 2006 and 2005

Prepared by Management

These financial statements have NOT been reviewed by the Company’s auditor

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheets
As at 31 October
Canadian Funds

ASSETS	January 31, 2006	April 30, 2005
Current
Cash and cash equivalents	$3,509,637	$4,473,027
Accounts receivable	48,003	53,591
Due from River Valley Joint Venture (Note 4b)	-	26,060
Portfolio investments (Note 3)	115,772	101,356
	3,673,412	4,654,034
Restricted Cash - Flow-Through (Note 7b)	242,163	-
Mineral Property Costs - Schedule (Note 4)	2,338,694	1,336,348
Equipment (Note 5)	85,406	80,234
	$6,339,675	$6,070,616

LIABILITIES
Current
Accounts payable and accrued liabilities	$-	$107,241
Due to directors	7,500	4,500
Cash call payable (Note 4e)	1,238	24,267
	8,738	136,008
Commitments (Note 10)

Contingent Liability (Note12)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)
Authorized:
Unlimited number of common voting shares
Unlimited number of preferred voting shares
Issued and fully paid:
34,993,404 (2005 - 31,817,404) common shares	14,518,510	13,381,700
Contributed Surplus	1,131,159	975,046
Deficit - Statement 2	(9,318,732)	(8,422,138)
	6,330,937	5,934,608
	$6,339,675	$6,070,616

ON BEHALF OF THE BOARD:

“Harry Barr”	,	Director
“Bernard Barlin”	,	Director

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 2
Consolidated Statements of Changes in Shareholders’ Equity
Canadian Funds

	Common Shares		Contributed		Accumulated
	Number	Amount	Surplus		Deficit	Total
Balance – 30 April 2003	21,165,701	6,587,594	151,725		(5,251,833)	1,487,486
Issuance of shares for:
- Private placements	9,344,444	6,400,000	-		-	6,400,000
- Properties	38,000	22,460	-		-	22,460
- Exercise of options	418,334	256,334	-		-	256,334
- Exercise of warrants	445,800	290,537	-		-	290,537
- Performance shares	50,000	39,500	-		-	39,500
- Finder’s fees	88,725	-	-		-	-
Share issuance costs	-	(367,853)	-		-	(367,853)
Stock-based compensation costs (Note 7(e)(ii))	-	-	223,000		-	223,000
Loss for the year	-	-	-		(1,276,008)	(1,276,008)
Balance – 30 April 2004	31,551,004	13,228,572	374,725		(6,527,841)	7,075,456
Issuance of shares for:
- Properties	110,000	67,800	-		-	67,800
- Exercise of options	18,000	8,720	-		-	8,720
- Exercise of warrants	38,400	19,200	-		-	19,200
- Performance shares	100,000	51,500	-		-	51,500
Share issuance costs	-	(205)	-		-	(205)
Stock-based compensation costs (Note 7(e)(ii))	-	-	582,434		-	582,434
Stock options exercised – transferred to share capital	-	6,113	(6,113)		-	-
Performance shares allotted	-	-	24,000		-	24,000
Loss for the year	-	-	-		(1,894,297)	(1,894,297)
Balance – 30 April 2005	31,817,404	$13,381,700	$975,046		$(8,422,138)	$5,934,608
Issuance of shares for:
- Private placements	2,956,000	1,136,800	-		-	1,136,800
- Properties	20,000	13,800	-		-	13,800
- Exercise of options	-	-	-		-	-
- Exercise of warrants	-	-	-		-	-
- Performance shares	200,000	72,250	-		-	72,250
Share issuance costs	-	(86,040)	-		-	(86,040)
Stock-based compensation costs (Note 7(e)(ii))	-	-	180,113		-	180,113
Stock options exercised – transferred to share capital	-	-	-		-	-
Performance shares allotted	-	-	(24,000)		-	(24,000)
Loss for the year	-	-	-		(896,594)	(896,594)
Balance – 31 January 2006	34,993,404	$14,518,510	$1,131,159	$	(9,318,732)	$6,330,937

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 3
Consolidated Statements of Loss
Canadian Funds

	3 Months Ended January 31, 2006	3 Months Ended January 31, 2005	9 Months Ended January 31, 2006	9 Months Ended January 31, 2005
General and Administration Expenses
Stock-based compensation (Note 7(e)(ii))	$74,843	$206,000	$180,113	$328,800
Consulting fees	66,486	63,701	191,248	227,502
Investor and shareholder relations	55,847	58,821	120,911	171,125
Travel, lodging and food	21,381	22,536	61,150	80,767
Management fees	27,976	21,000	69,976	59,280
Directors fees	15,000	-	15,000	-
Salaries and benefits	36,329	24,122	115,862	77,180
Accounting and audit	15,545	10,432	40,233	47,390
Office	17,892	22,610	56,886	56,376
Transfer agent and regulatory fees	5,793	4,529	43,072	47,383
Rent	14,937	14,937	44,310	44,810
Telephone and utilities	8,865	6,958	22,596	18,828
Legal	-	10,770	16,519	19,936
Vehicle lease	3,241	-	9,724	-
Interest and bank charges	44,122	579	45,234	1,845
Insurance, licenses and fees	26,578	28	28,733	2,770

Loss Before the Undernoted	434,835	467,023	1,061,567	1,183,992
Mineral property costs written off	-	161,889	30,800	161,889
Portfolio investments written down	-	-	-	-
Gain on River Valley acquisition recovery	-	-	-	-
Foreign exchange, net	-	-	-	-
Quebec exploration tax credit	-	-	-	-
Loss on sale of equipment	-	-	-	-
Gain on sale of portfolio investments	-	(36,698)	(8,850)	(36,698)
Interest and other income	(35,004)	(32,509)	(82,429)	(66,613)
Project management fees	(29,084)	(27,437)	(104,494)	(153,768)
	(64,088)	65,245	(164,973)	(95,190)
Loss for the Period	$370,747	$532,268	$896,594	$1,088,802

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Statement 4
Consolidated Statements of Cash Flows
Canadian Funds

Cash Resources Provided By (Used In)	3 Months Ended January 31, 2006	3 Months Ended January 31, 2005	9 Months Ended January 31, 2006	9 Months Ended January 31, 2005
Operating Activities
Loss for the period	$(370,747)	$(532,268)	$(896,594)	$(1,088,802)
Items not affecting cash
Mineral property costs written off	-	161,889	30,800	161,889
Stock-based compensation costs	74,843	176,500	180,113	269,800
Portfolio investments written down	-	-	-	-
Loss on sale of equipment	-	-	-	-
Amortization	-	-	-	-
Gain on sale of investments	-	(36,698)	(8,850)	(36,698)
Consulting fees – performance shares issued/allotted	63,250	29,500	63,250	59,000
Changes in non-cash working capital	(53,559)	88,283	(110,622)	42,167

	(286,213)	(112,794)	(741,903)	(592,644)
Investing Activities
Lonmin PLC advances received	-	-	1,103,658	1,550,831
Kaymin Resources Limited advances received	523	10,520	23,029	261,312
Option payment received - Kaymin Resources Limited	-	-	-	-
Purchase of equipment	-	(8,353)	(5,172)	(27,220)
Sale of equipment	-	-	-	-
Purchase of portfolio investments	-	(9,014)	(5,566)	(43,132)
Cash call payable	(523)	(11,571)	(23,029)	(12,362)
Mineral property costs	(460,583)	(671,903)	(2,123,004)	(2,676,580)
	(460,583)	(690,321)	(1,030,084)	(947,151)
Financing Activities
Share capital issued, net of issuance costs	78,974	500	1,050,760	28,715

Net Increase (Decrease) in Cash	(667,822)	(802,615)	(721,227)	(1,511,080)
Cash position - Beginning of period	4,419,622	5,718,650	4,473,027	6,427,115
Cash Position - End of Period	$3,751,800	$4,916,035	$3,751,800	$4,916,035

Cash Position Consists of:
Cash and cash equivalents	$3,509,637	$4,829,117	$3,509,637	$4,829,117
Restricted cash	242,163	86,918	242,163	86,918
	$3,751,800	$4,916,035	$3,751,800	$4,916,035

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$-	$-	$13,800	$67,800
Stock-based compensation expense included in share capital	$74,843	$176,500	$180,113	$269,800
Performance shares issued for consulting fees	$23,250	$29,500	$63,250	$59,000

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	9 months ended January 31, 2006
	Acquisition Costs	Exploration Costs	Total	April 30, 2005 Total
Ontario Properties
River Valley
Engineering and geological consulting (recovery)	$-	$-	$-	$(38,504)

Agnew Lake
Drilling	-		-	83,358
Engineering and geological consulting	-	14,235	14,235	196,399
Assays and geochemical	-	6,426	6,426	20,440
Option payments, net of recovery		-	-	55,000
Treasury shares - option payment		-	-	45,000
Field expenses	-	2,320	2,320	29,871
Geophysics	-	-	-	40,425
Kaymin advances	-	(22,981)	(22,981)	(370,493)
		-	-	100,000

ProAm
Advanced royalty	-	-	-	3,000

West Timmins Nickel
Staking	24,605	-	24,605	31,991
Drilling	-	269,492	269,492	20,663
Assays	-	48,828	48,828	-
Geophysical	-	192,767	192,767	466,265
Field expenses	-	131,400	131,400	16,268
Engineering and geological consulting	-	203,130	203,130	121,916
	24,605	845,617	870,222	657,103
Sudbury - General
Engineering and geological consulting	-	26,882	26,882	19,063
Field expenses	-	17,537	17,537	22,266
Assays and geochemical	-	564	564	369
	-	44,983	44,983	41,698
Quebec Properties
Glitter Lake
Field expenses	-	(1,215)	(1,215)	3,667
Engineering and geological consulting	-	-	-	3,920
Option payment	20,000	-	-	15,000
Treasury shares - option payment	13,800	-	13,800	13,800
Quebec exploration tax credit	-	-	-	-
Geophysics	-	5,941	5,941	61,453
	33,800	4,726	18,526	97,840
Balance Carried Forward	$58,405	$895,326	$953,731	$861,137

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	9 months ended January 31, 2006
	Acquisition Costs	Exploration Costs	Total	April 30, 2005 Total
Balance Forward	$58,405	$895,326	$953,731	$861,137
Quebec Properties - Continued
Retty Lake
Option payment	-	-	-	15,000
Engineering and geological consulting	-	-	-	15,325
Field expenses	-	-	-	11,523
Assay	-	-	-	24,067
	-	-	-	65,915
Lac Manitou
Option payment	-	-	-	10,000
Treasury shares - option payment	-	-	-	9,000
Staking	-	-	-	7,360
Engineering and geological consulting	-	-	-	46,094
Field expenses	-	-	-	79,643
Assay	-	-	-	4,792
	-	-	-	156,889
B.C. Property
Staking	-	-	-	547

Alaska Properties
Union Bay
Option payment	30,000	-	30,000	20,000
Engineering and geological consulting	-	508,076	508,076	782,833
Field expenses	-	154,723	154,723	265,394
Assay	-	110,481	110,481	118,047
Geophysical	-	-	-	108,814
Drilling	-	330,378	330,378	334,720
Property costs	-	15,449	15,449	165,479
Lonmin reimbursement	-	-	-	(53,903)
Lonmin PLC advances	-	(1,103,658)	(1,103,658)	(1,809,991)
	30,000	15,449	45,449	(68,607)
Kane
Filing fee	-	4,425	4,425	4,765
Engineering and geological consulting	-	1,181	1,181	826
	-	5,606	5,606	5,591
Balance Carried Forward	$88,405	$916,381	$1,004,786	$1,021,472

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)	Schedule (Continued)
Consolidated Schedules of Mineral Property Costs

Canadian Funds

	9 months ended January 31, 2006
	Acquisition Costs	Exploration Costs	Total	April 30, 2005 Total
Balance Forward	$88,405	$916,381	$1,004,786	$1,021,472
Alaska Properties – Continued
Alaska - General
Filing fee	-	-	-	-
Engineering and geological consulting	-	-	-	-
Field expenses	-	-	-	-
	-	-	-	-
New Zealand
Assay	-	-	-	75
Field expenses	-	6,498	6,498	833
Property fees	-	17,854	17,854	15,269
Engineering and geological consulting	-	4,008	4,008	34,253
	-	28,360	28,360	50,430

Costs for the Period	88,405	944,741	1,033,146	1,071,902

Balance – Beginning of year	739,764	596,584	1,336,348	534,529
Mineral property costs written off	(30,800)	-	(30,800)	(270,083)
Balance – End of Period	$797,369	$1,541,325	$2,338,694	$1,336,348

- See Accompanying Notes -

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

1.

Significant Accounting Policies

a)

Basis of Consolidation

These consolidated financial statements include the accounts of the Pacific North West Capital Corp. (“the company”) and its wholly owned New Zealand subsidiary, PFN New Zealand Limited, which is accounted for using the purchase method of accounting.

b)

Cash and Cash Equivalents

For purposes of reporting cash flows, the company considers cash and cash equivalents to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The company places its cash and cash investments with institutions of high-credit worthiness.

c)

Portfolio Investments

Investments are recorded at the lower of cost or market value.   Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

The costs capitalized for mineral properties are regularly reviewed on a property-by-property basis to consider if there is any impairment on the subject property. When the carrying value of the property exceeds the net estimated recoverable amount for that property a provision is made for impairment in value. The net realizable value is determined based on identifiable geological reserves, joint venture expenditures or commitments or the company’s assessment of its ability to sell the property for its carrying value.

The recorded costs do not necessarily reflect present or future values of the mineral properties.

When the company acquires or disposes of a property subject to an option agreement, because the option is exercisable at the option of the optionee, such option payments payable or receivable are not recorded according to the requirements under the subject option agreement. Option payments and expenditures are recorded as mineral property costs when the payments are made or the expenditures are completed.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

1.

Significant Accounting Policies - Continued

e)

Asset Retirement Obligations – Change in Accounting Policy

Effective 1 May 2004, the company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

f)

Mineral Exploration Tax Credits (“METC”)

The company recognizes METC amounts when the company’s METC application is approved by Canada Revenue Agency auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured.

g)

Equipment and Amortization

Equipment is valued at cost less accumulated amortization.  The company provides amortization of furniture and office equipment, and automotive equipment using the declining balance method at 20% and 30% respectively.  One-half of the above rates are applied in the year of acquisition.

h)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on future taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

i)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at fair market value.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

1.

Significant Accounting Policies - Continued

j)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these translations are reflected in income or expense in the year that they occur.

k)

Stock-Based Compensation

All stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.

The fair value of stock options is credited to contributed surplus as the options vest and an amount is subsequently transferred to share capital upon exercise of the related options.

l)

Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

1.

Significant Accounting Policies - Continued

n)

Flow-Through Shares – Change in Accounting Policy

The company adopted the new recommendations of the Emerging Issues Committee relating to flow-through shares effective for all flow-through agreements dated after 19 March 2004.  Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures.  When resource expenditures are renounced to the investors and the company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

o)

Joint Venture

Certain of the company’s properties were the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

2.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash and cash equivalents, accounts receivable, portfolio investments, amount due from River Valley Joint Venture, accounts payable, due to directors and cash call payable.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

3.

Portfolio Investments

Details are as follows:

	2006		2005
	Book Value	Market Value	Book Value
485,688 (2004 – 390,188) common shares of Freegold Ventures Limited (“Freegold”)	$70,840	$145,706	$50,724
196,600 (2004 – Nil) common shares of CanAlaska Ventures Ltd (“CanAlaska”)	37,432	97,317	43,132
150,000 (2004 - 150,000) common shares of Consolidated Venturex Holdings Ltd. (“Venturex”)	7,500	9,000	7,500
	$115,772	$252,023	$101,356

The above investments have been accounted for using the cost method. All investments represent less than a 5% ownership of the respective companies.   Freegold, CanAlaska and the company have certain directors in common. During the period, the company had a net gain on sale of Freegold shares of $Nil (2005 - $Nil), and a net gain on sale of CanAlaska shares of $8,850 (2005 - $38,978). During the period, the company had a write-down of investments of $Nil (2005 - $66,332) of which $zero (2005 - $66,332) related to Freegold shares.

4.

Mineral Properties

a)

Details are as follows:

	Acquisition (Net of option payments received)	Exploration	Exploration Advances	Write off of Mineral Property Costs	Total 2006	Total 2005
Ontario Properties
River Valley Joint Venture	$1	5,053,099	(5,053,099)	-	1	38,505
Agnew Lake	313,500	2,717,506	(2,698,240)	-	332,766	232,766
ProAm	30,800	35,198	(35,198)	(30,800)	-	27,800
Sargesson and Kelly/Davis	27,900	11,954	-	-	39,854	39,854
West Timmins Nickel	56,596	1,470,729	-	-	1,527,325	-
General exploration	-	44,983	-	-	44,983	-
Quebec Properties
Glitter Lake	74,647	103,250	-	-	177,897	41,531
Lac Manitou	-	-	-	-	-	5,000
B.C. Property	547	-	-	-	547	-
Alaska Properties
Union Bay	311,593	3,936,472	(4,144,637)	-	103,428	127,167
Kane	10,601	19,305	-	-	29,906	18,709
Labrador Property	1	-	-	-	1	1
New Zealand
Longwoods/Takitimu	1,984	80,002	-	-	81,986	3,196

	$828,170	13,472,498	(11,931,174)	(30,800)	2,338,694	534,529

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm-In and Joint Venture

By agreement dated 14 July 1999, the company granted to Kaymin Resources Limited (“Kaymin”), a wholly owned subsidiary of Anglo American Platinum Corporation Ltd., an option to earn up to a 65% interest in the company’s portion of certain properties, including the River Valley property, the Goldwright property, the Frontier property, the Washagami property, the Razor property and the Western Front property (Notes 4b(i) - 4b(vi) respectively), in the Sudbury Region of Ontario.  During a prior year, Kaymin elected to vest obtaining a 50% interest in the properties upon having paid the company $300,000 (received in a prior year) and advanced and spent in excess of $4,000,000 for exploration on the properties.

A joint venture is now in force.  Under this joint venture agreement Kaymin is responsible for funding all exploration until a feasibility study is completed, which earns Kaymin an additional 10% interest.  In addition, if Kaymin arranges financing for a mine it receives an additional 5% interest, increasing its ownership up to a possible 65% interest. As Kaymin controls all financing, investing and operating decisions during this second earn-in phase, the consolidated financial statements of the River Valley Joint Venture have not been incorporated on a proportionate basis into these consolidated financial statements.  As at 30 April 2005, $26,060 (2004 - $12,885) is receivable from the joint venture for management fees.

The above agreement is subject to various Net Smelter Return (“NSR”) royalties under the terms of the underlying agreements ranging from 2% to 3%.

i)

River Valley Property

By agreement dated 15 January 1999 and amended 11 March 1999, the company acquired a 100% interest in 226 claim units, known as the River Valley Property, located in the Dana and Pardo Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $265,000 and issued 600,000 common shares to the optionors.  In addition, minimum annual exploration expenditures of $100,000 were completed.

The property is subject to a 3% NSR.  The company, at its option, can purchase up to 2% of the NSR from the vendors for $2,000,000.

ii)

Goldwright Property

By agreement dated 30 June 1998 and subsequently amended, the company earned a 25% interest in certain mineral claims known as the Janes property, located in the Janes Township, Sudbury Mining District, Ontario, by incurring in excess of $350,000 of exploration expenditures on the properties by 31 May 2001.

Certain of the above claims are subject to a 2% NSR.

iii)

Frontier Property

The company acquired a 100% interest in certain properties located in the Kelly and Davis Townships, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

4.

Mineral Properties - Continued

b)

River Valley Farm-In and Joint Venture - Continued

iv)

Washagami Property

The company acquired a 100% interest in certain mineral claims, known as the Washagami property located in the Davis and Janes Townships, Sudbury Mining District, Ontario for consideration of $28,200.

The property is subject to a 2% NSR.

v)

Razor Property

The company acquired a 100% interest in certain mineral claims located in the Dana Township, Sudbury Mining District, Ontario for consideration of $30,000.

The property is subject to a 2% NSR.

vi)

Western Front Property

By agreement dated 16 November 2001, the company earned a 70% interest in certain mineral claims known as the Western Front property from a company (the “optionor”) with certain directors in common, for consideration of $55,000 and issuance of 20,000 shares.  In addition, an exploration expenditure of $50,000 was completed.

The company has the right to purchase an additional 30% interest in the property by paying $750,000 to the optionor.

The property is subject to a 3% NSR, the first 1% of which the company can purchase for $1,000,000; the second 1% can be purchased for $2,000,000.  The company and the optionor will share the NSR buyout privileges in proportion to their respective interests.

c)

Agnew Lake Property (Note 4 (e))

By agreement dated 15 August 2000 and amended 16 August 2001 and 2 December 2003, the company can acquire a 50% interest in certain mineral claims, known as the Agnew Lake property, located in the Shakespeare, Dunlop, Shibananing and Gough Townships, Sudbury Mining District, Ontario.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

4.

Mineral Properties - Continued

c)

Agnew Lake Property (Note 4 (e)) - Continued

As consideration the company, at its option, was required to incur $500,000 of exploration expenditures on the property and issue shares and make payments as follows:

			Option Payments	Shares
Upon execution of the agreement	(paid and issued)		$30,000	25,000
On or before 18 June 2001	(paid and issued)		35,000	25,000
On or before 31 October 2001	(issued)	(i)	-	75,000
On or before 22 December 2002	(paid)		35,000	-
Within 45 days of Kaymin (Note 4e) electing to proceed with 2002 exploration program	(issued)	(i)	-	75,000
On or before 22 December 2003	(paid)		45,000	-
Within 45 days of Kaymin electing to proceed with 2003 exploration program	(issued)	(i)	-	75,000
On or before 20 December 2004	(paid)		55,000	-
Within 45 days of Kaymin electing to proceed with 2004 exploration program	(issued)	(i)	-	75,000
Total			$200,000	350,000

i)

The company may satisfy in whole or part of its obligation to incur $500,000 in exploration expenditures by issuing these shares. The shares issued are to be valued at the higher of the ten-day average trading price prior to the date of issuance and a minimum price of  $0.60 per share.

Under the amendment dated 2 December 2003, the shares and exploration expenditures to be issued/incurred by the company are as follows:

If Kaymin elects to fund the project beyond 31 December 2005, within 90 days of electing to proceed, the company, at its option, would be required to issue additional shares to make the accumulated value of all shares issued equal $500,000, 350,000 shares issued valued at $210,000 issued as at 30 April 2005.

If Kaymin elects not to fund exploration beyond 31 December 2005, the company, at its option would be required to issue additional shares or incur exploration expenditures to make the accumulated value of all shares and exploration expenditures equal $500,000.

The property is subject to a 1% carried interest and up to a 2% NSR.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

4.

Mineral Properties - Continued

d)

ProAm Property

By agreement dated 12 October 2001, the company and a third party (collectively “the optionees”) can acquire a 100% interest (50% each) in certain mineral claims, known as the ProAm property, located in the Dunlop and Shakespeare Townships, Sudbury Mining District, Ontario.  As consideration, the optionees, at their option, must collectively incur $400,000 ($35,198 incurred as of 30 April 2005) of exploration expenditures on the property by 12 October 2005. In addition, the company has paid cash payments of $30,000 and issued 21,000 of the company’s shares.

During the period, the company terminated this agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

e)

Agnew Lake Farm-In

By agreement dated 25 May 2001 and amended 10 October 2003, the company and the underlying optionor collectively optioned to Kaymin up to a 60% interest (30% related to the company’s interest) in the Agnew Lake property and the ProAm property (Note 4c and d), located in the Sudbury region, Ontario.

Kaymin may, at its option, earn a 49.5% interest in the properties by making cash payments to the company and the underlying optionor of $200,000 each (received), and advancing funds for exploration and development expenditures as follows:

		Cumulative Amounts
By 31 December 2001	(advanced)	$1,400,000
By 31 December 2002	(advanced)	$2,650,000
By 31 December 2004	($3,276,320 advanced)	$4,150,000
By 31 December 2005		$6,000,000

These amounts include the reimbursement to the company for its previous expenditures on the property of $226,205 (received).  Once a minimum of $2,400,000 has been advanced, Kaymin can give notice of vesting and receive its proportionate earn-in interest based on the amount advanced to date, divided by $6,000,000.  In total, Kaymin has advanced $3,276,320 towards the Agnew project up to 30 April 2005 qualifying Kaymin to vest.  This is less than the required expenditure amounts however, the company considers the agreement still to be in good standing, and is in the process of renegotiating with Kaymin.  To date, Kaymin has not yet declared that they intend to vest.  Assuming that Kaymin will vest, all further advances up to $6,000,000 will increase Kaymin’s percentage proportionately up to a 49.5% interest.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

4.

Mineral Properties - Continued

e)

Agnew Lake Farm-In - Continued

Although the company has received the full amount of these funds from Kaymin, the company, as Manager of the project, has not yet incurred the full amount in exploration expenditures on the property.  As at 31 January 2006, the funds advanced by Kaymin less the exploration expenditures incurred, has been recorded as a cash call payable of $1,238 (2005 - $24,267).

Once the 49.5% interest is earned, Kaymin can increase its interest to 57% by entering into a joint venture agreement with the company and the underlying optionor and completing a feasibility study.  A further 3%, increasing ownership to 60%, can be earned by arranging funding for all development and construction costs to commercial production.  The company and the underlying optionor are required to repay their portions of the joint venture costs from a percentage of their share of production from the project.

At any time within three years following commencement of commercial production, Kaymin, at its option, has the right to purchase an additional 5% interest based upon the net present value of the operations.

The original property vendors retain a 1% carried interest and up to a 2% NSR.

f)

Sargesson and Kelly/Davis Properties

The company acquired a 100% interest in certain mineral claims, known as the Sargesson and Kelly/Davis properties, located in the Janes, Davis and Kelly Townships, Sudbury Mining District, Ontario.  As consideration, the company paid $68,400 and incurred $30,000 in exploration expenditures.

The property is subject to a 2% NSR.  The company can purchase 1% of the NSR from the vendors for $400,000 and has the right of first refusal on the remaining 1% NSR.

g)

Glitter Lake Property

By agreement dated 15 August 2003 and amended on 30 April 2005, the company can acquire, from CanAlaska Ventures Ltd. (“CanAlaska”), a company with directors in common, a 50% interest in certain mineral claims known as the Glitter Lake property, located in the province of Quebec.

As consideration, the company, at its option, must issue shares, make payments and incur exploration expenditures as follows:

		Payments	Shares	Exploration Expenditures
On or before 15 April 2003	(completed)	$-	-	$50,000
Upon execution of agreement	(paid)	10,000	-	-
On or before 4 June 2004	(issued)	-	20,000	-
On or before 15 August 2004	(paid)	15,000	-	-
On or before 28 May 2005	(issued)	-	20,000	-
On or before 15 August 2005	(paid)	20,000	-	-
On or before 28 May 2006		-	20,000	-
On or before 15 April 2006		-	-	150,000
On or before 15 April 2007		-	-	200,000
On or before 15 April 2008		-	-	300,000
Total		$45,000	60,000	$700,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

4.

Mineral Properties - Continued

g)

Glitter Lake Property - Continued

Upon the company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a bankable feasibility study within 24 months.  In the event the company does not complete a bankable feasibility study within two years, the company agrees to make cash payments in the amount of $50,000 per annum for each year the feasibility study is not completed. Upon vesting with a 60% interest the company may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable feasibility study indicates an IRR in excess of 15%, the company agrees to make annual cash payments of $50,000 to the Optionor for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before the company vests with a 50% interest, the company will issue shares to the value of $100,000 to CanAlaska, within 15 days of the company becoming vested, or pay such amount that will result in the company having spent $1,000,000 in exploration expenditures.

The property is subject to a 1.5% NSR payable to a third party.  The company and CanAlaska will share the NSR buyout privileges in proportion to their respective interests.

h)

Union Bay Property, Alaska

By agreement dated 1 October 2002 and amended 2 April 2003 and 4 February 2004, the company can acquire, from Freegold, a company with certain directors and officers in common with the company, up to a 50% interest in 785 claim units known as the Union Bay Property, located in south-east Alaska.  As consideration, the company, at its option, must subscribe to purchase a private placement of $165,000 (completed) and must issue shares and make payments as follows:

		Option Payments	Shares
Within 5 days of approval by regulatory authorities	(issued)	$-	30,000
On or before the first anniversary of regulatory approval	(issued)	-	30,000
On or before 1 July 2003	(paid)	20,000	-
On or before 1 July 2004	(paid)	20,000	-
On or before 1 July 2005	(paid)	30,000	-
On or before 1 July 2006		30,000	-
Total		$100,000	60,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

4.

Mineral Properties - Continued

h)

Union Bay Property, Alaska - Continued

In addition to the above, minimum aggregate exploration expenditures of $1,000,000 must be completed by 1 July 2006, as follows:

On or before 1 July 2003	(completed)	$30,000
On or before 1 July 2004	(completed)	$30,000
Minimum aggregate on or before 1 July 2005	(completed)	$400,000
Minimum aggregate on or before 1 July 2006	(completed)	$1,000,000

The company is responsible for the annual rents due on the property.  These rental payments shall be made on or before 16 August of each year the agreement is in effect.

Upon the company having vested with a 50% interest by completing the aforementioned payments and obligations, the company may elect within 45 days to increase its interest to 60% by completing a feasibility study within 12 months of becoming vested.  Upon vesting with a 60% interest, the company may within 90 days elect to increase its interest to 70% by placing the property into commercial production.

Under an amendment dated 2 April 2003, in the event a major mining company elects to participate in the project before the company vests with a 50% interest, and subsequently vests with an interest in the property, the company and Freegold shall each, at the time of vesting, be deemed to hold a 50% interest in the property and the company shall relinquish its right to earn a 60% or 70% interest.  The company will then issue shares to the value of $100,000 to Freegold within 15 days of the major mining company vesting. The shares will be issued at a price equivalent to the volume weighted five-day average price preceding the vesting date.  In addition, the company will receive 100% of the first US$60,000 received in cash payments from any third party agreement with subsequent payments divided equally between the company and Freegold.

By joint venture agreement dated 21 May 2003 with Lonmin PLC (“Lonmin”) (a major mining company), the company and Freegold granted an option to Lonmin for up to a 70% interest in the Union Bay platinum project.  To earn a 60% interest, Lonmin must incur, at its option, exploration expenditures of US$815,000 (completed) in 2003 and a minimum of US$1,000,000 per year in 2004 (completed), 2005 and 2006 and US$750,000 for each year thereafter.  Lonmin may earn an additional 10% interest in the project by delivering a full feasibility study.  Upon the decision, by the management committee to proceed to place the project into commercial production, Lonmin will arrange 100% of the required financing on terms acceptable to all parties.

On August 24, 2005, Lonmin terminated this agreement.  The company intends to retain the project by reducing the property size to encompass the remaining prospective target areas identified to date.

i)

Kane Property, Alaska

In a prior year the company acquired 30 claims by staking in Alaska.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

4.

Mineral Properties - Continued

j)

Lac Manitou, Quebec

By agreement dated 6 May 2004, the company can acquire 100% in certain claims known as the Lac Manitou property. As consideration, the company, at its option, must complete the following:

		Option payments	Shares	Exploration expenditure
Within 5 days of regulatory approval	(issued	$10,000	15,000	$-
	and paid)
On or before 31 December 2004	(completed)	-	-	100,000
On or before 6 May 2005		20,000	20,000	-
On or before 31 December 2005		-	-	250,000
On or before 6 May 2006		50,000	50,000	-
On or before 31 December 2006		-	-	250,000
		$80,000	85,000	$600,000

The property is subject to a 2.5% NSR, 1% of which can be purchased for $750,000 and an additional 0.5% can be purchased for $500,000.

On 31 January 2005, the company terminated this agreement.  Accordingly, all acquisition and exploration costs previously incurred have been written off.

k)

New Zealand, Longwoods/Takitimu

During the previous year, the company was granted an exploration permit in Longwoods and Takitimu.

l)

West Timmins Nickel Project, Ontario

By agreement dated 28 October 2004, the company may earn up to a 100 % interest in the West Timmins Nickel Project from Falconbridge Inc. (“Falconbridge”).  The project is located in the Timmins region of Ontario.

Under the terms of the Agreement, the company, at its option, will spend $4,000,000 over a four-year period in order to vest with a 100% interest in the project.  Falconbridge, for its part, will retain a 2% NSR and may, under certain circumstances, back in and earn a 50% interest by spending two and a half times the aggregate expenditure incurred by the company within four years.  Falconbridge may further elect to earn an additional 10% interest by completing a feasibility study or incurring $20,000,000 expenditures on the property.  Under the agreement, the company will act as operator effective 1 January 2005.

Minimum aggregate exploration expenditures of $4,000,000 must be completed by 31 December 2008, as follows:

On or before 31 December 2005	( incurred)	$750,000
On or before 31 December 2006	($1,470,729 incurred)	$1,500,000
On or before 31 December 2007		$2,500,000
On or before 31 December 2008		$4,000,000

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

5.

Equipment

Details are as follows:

	Cost	Accumulated Amortization	2006 Net Book Value	2005 Net Book Value
Automotive equipment	$13,017	$9,222	$3,795	$5,422
Furniture and office equipment	150,689	69,078	81,611	65,623
	$163,706	$78,300	$85,406	$71,045

6.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, details are as follows:

a)

During the period, management fees of $69,976 were paid to a company controlled by the Chairman.

b)

During the period, rent in the amount of $40,311 was paid to a company controlled by the Chairman.

c)

During the period, accounting fees of $31,070 were paid to a company controlled by the Chief Financial Officer.

d)

During the period, consulting fees of $23,410 were paid to a company controlled by the Corporate Secretary.

e)

During the period, wages of $12,375 were paid to  the Vice-president Corporate Finance effective October 1, 2005.

f)

During the period, engineering and consulting fees of $36,000 were paid to a company controlled by the Vice-president of Business Development.

g)

During the period, engineering and consulting fees of $75,600 were paid to a company controlled by the Vice-president of Exploration.

h)

Effective 1 February  2005, each outside director is entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the period, $15,000 has been accrued to directors.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

7.

Share Capital

a)

Private Placements

During the period, the company issued 2,500,000 flow-through shares at a price of $0.40 per share for gross proceeds of $1,000,000. A finder’s fee of $70,000 was paid. The company also issued 456,000 flow-through shares at a price of $0.30 per share for gross proceeds of $136,800.

b)

Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from flow-through issuances that management estimates have not been spent as at the balance sheet date (Note 12).

c)

Exercise of Warrants and Options

i)

During the period, no warrants were exercised for gross proceeds of $Nil.

ii)

During the period, no options were exercised for gross proceeds of $Nil.

d)

Performance Shares

A total of 2,697,990 performance shares were reserved for issue.  At the discretion of the board of directors (“Board”), these shares may be issued to such arm’s length parties as the Board considers desirable to attract consultants to the company.

During the previous year, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the company.  These shares are to be granted as follows:

Shares	Date
50,000	15 January 2004	(issued)
50,000	30 June 2004	(issued*)
50,000	31 October 2004	(issued*)
50,000	28 February 2005	(allotted as at 30 April 2005 **) Issued June, 2005
50,000	1 July 2005	(issued***)
50,000	1 December 2005	(issued****)
300,000

*

100,000 performance shares were issued at $0.01 per share for total proceeds of $1,000.  The fair market value of the performance shares at the date of the issuance was $51,500.  The difference between the issue price and the fair market value ($50,500) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

**

50,000 performance shares has not been issued as at 30 April 2005.  The fair market value of the performance shares at 28 February 2005 is $24,500.  The difference between the issue price and the fair market value ($24,000) was recorded in the accounts as consulting fees.  The offsetting entry is to contributed surplus.  These were issued on June 3, 2005.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

7.

Share Capital -

d)

Performance shares - Continued

***

50,000 performance shares were issued on 13 July 2005.  The fair market value of the performance shares at 13 July 2005 is $16,500.  The difference between the issue price and the fair market value ($16,000) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

****

50,000 performance shares were issued on 28 November 2005.  The fair market value of the performance shares at 28 November 2005 is $16,500.  The difference between the issue price and the fair market value ($16,000) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

During the current period, the Board authorized the issuance of up to 300,000 performance shares at an exercise price of $0.01 per share to attract a new officer to the company.  These shares are to be granted as follows:

Shares	Date
25,000	24 May 2005	(issued*)
25,000	24 November 2005	(issued**)
50,000	24 May 2006
50,000	24 November 2006
75,000	24 May 2007
75,000	24 November 2007
300,000

*

25,000 performance shares were issued on 30 September 2005 at $0.01 per share for total proceeds of $250.  The fair market value of the performance shares at the date of the issuance was $7,250.  The difference between the issue price and the fair market value ($7,000) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

*

25,000 performance shares were issued on 21 November 2005 at $0.01 per share for total proceeds of $250.  The fair market value of the performance shares at the date of the issuance was $7,500.  The difference between the issue price and the fair market value ($7,250) was recorded in the accounts as consulting fees.  The offsetting entry is to share capital.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

7.

Share Capital -

e)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company’s board of directors.  The exercise price of an option is to be not less than the closing price on the Toronto Stock Exchange (“TSX”) on the last trading day preceding the grant date.

i)

A summary of the company’s options at 31 January 2006 and the changes for the period are as follows:

Number outstanding 30 April 2005	Granted	Exercised	Expired/ Cancelled	Number outstanding 31 January 2005	Exercise price per share	Expiry date
			-	-
214,000	-	-	(214,000)	-	$0.60	15 December 2005
40,000	-	-	(20,000)	20,000	$0.80	18 March 2006
200,000	-	-	-	200,000	$0.60	21 December 2006
90,000	-	-	-	90,000	$1.00	10 February 2007
150,000	-	-	-	150,000	$0.60	1 July 2007
795,000	-	-	-	795,000	$0.60	31 December 2007
585,000	-		-	585,000	$0.76	10 September 2008
1,980,000	-	-	(145,000)	1,835,000	$0.60 - $0.70	5 November 2007 5 November 2009
419,500	-	-	-	419,500	$0.83	28 February 2010
380,000	-	-	-	380,000	$0.60	3 May 2010
-	100,000	-	-	100,000	$0.40	13 July 2010
4,853,500	100,000	-	(379,000)	4,574,500

ii)

Stock-Based Compensation

Effective 1 May 2003, the company adopted the new recommendation of CICA Handbook Section 3870 (Note 1k).  This standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the previous year, the company granted options to purchase up to 2,150,00 shares and extended 799,500 options. The total fair value of options granted was calculated to be $649,935 on the grant date. Since the options were granted on a graded vesting schedule, $457,434 of the fair value has been recorded in the company accounts during the previous year. When combined with $125,000 from the previous year’s options granted, the total recorded in the company accounts during the previous year is $582,434. The total recorded during the current period is $78,454. The offsetting entry is to contributed surplus.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following assumptions:

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

7.

Share Capital – Continued

e)

Share Purchase Options - Continued

ii)

Stock-Based Compensation  - Continued

Expected dividend yield	NIL
Expected stock price volatility	67.7%
Risk free interest rate	3.8%
Expected life of options	5 years

iii)

The pro forma effect on loss and loss per share for the year ended 30 April 2003, had the company accounted for the 375,000 stock options granted to directors and employees in fiscal 2003 using the fair value method, is as follows:

Loss for the year
Reported	$(1,323,658)
Pro forma	$(1,414,393)
Basic and diluted loss per share
Reported	$(0.06)
Pro forma	$(0.07)

iv)

The fair value of stock option-based compensation calculated for both employees and non-employees for options granted in fiscal 2003 was estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Expected dividend yield	NIL
Expected stock price volatility	47.87%
Average risk-free interest rate	4.06%
Average expected life in years	5 years

v)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company’s stock options.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

7.

Share Capital – Continued

f)

Share Purchase Warrants

As at 31 January 2006, the following share purchase warrants were outstanding:

Warrants	Exercise Price	Expiry Date

45,600	$0.30	23 December 2006
55,555	$0.45	6 November 2007

101,155

8.

Income Taxes

The company has incurred certain mineral property related expenditures of approximately $4,162,000, which may be carried forward indefinitely to reduce prescribed taxable income in future years (Note 12).

The company has non-capital losses for tax purposes of approximately $3,277,000, which may be carried forward and expire as follows:

Amount
2009	$833,000
2010	922,000
2011	702,000
2015	820,000
$3,277,000

The potential future tax benefits of these expenditures and tax losses have not been recognized in these financial statements.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

9.

Segmented Information

Details on a geographic basis as at 30 April 2005 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$82,279	$5,934,711	$53,626	$6,070,616
Mineral property costs	$82,279	$1,200,443	$53,626	$1,336,348
Loss for the year	$-	$(1,894,297)	$-	$(1,894,297)

Details on a geographic basis as at 30 April 2004 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$145,876	$7,053,247	$3,196	$7,202,319
Mineral property costs	$145,876	$385,457	$3,196	$534,529
Loss for the year	$-	$(1,276,008)	$-	$(1,276,008)

Details on a geographic basis as at 30 April 2003 are as follows:

	U.S.A.	Canada	New Zealand	Total
Assets	$35,785	$1,749,745	$-	$1,785,530
Mineral property costs	$35,785	$294,387	$-	$330,172
Loss for the year	$-	$(1,323,658)	$-	$(1,323,658)

10.

Commitments

a)

By agreement effective 1 December 2005, the company entered into a five-year management agreement with a company controlled by a director and chairman.  Compensation is $7,350 per month for the first year, with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two year’s compensation.

b)

During the previous year, the company entered into a two year auto lease with annual payments of $12,960.

Pacific North West Capital Corp. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2006
Canadian Funds

11.

Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year’s presentation.

12.

Contingent Liability

During the year, the Canada Revenue Agency (“CRA”) reviewed and examined the Canadian Exploration Expenditures (“CEE”) renounced by the company through its issuance of flow-through shares for the periods ending from 31 December 1998 to 2003. According to the CRA proposal letter, not all of the exploration expenditures made pursuant to the Kaymin farm-in agreement met the test for having been incurred by the company. Further, the CRA assumed that the denied CEE should be fully removed from the company’s CEE pool. On this basis CRA proposes to disallow approximately $2,100,000 of exploration expenditures and charge additional penalty taxes of $267,000.

Should the CRA proposal be successful the company may be subject to some or all of the following:

-

the company’s un-renounced CEE pool may require amendment for the disallowance (Note 8);

-

the company’s corporation income tax return and flow-through share filings may require amendment;

-

the company may be required to pay additional penalty taxes; and

-

the company may be required to compensate the flow-through shareholders for the impact of the disallowance.

Prior to the filing of the flow-through share documents, the company had received independent legal advice that the subject expenditures were appropriate and allowable. Therefore management of the company intends to vigorously contest this proposal.

No amounts have been accrued in these financial statements relating to this contingency because management believes it will be successful in challenging the CRA’s position, and the ultimate outcome cannot be reasonably determined at the present time.

On Sept. 8, 2005, the company settled this contingent liability by agreeing to pay CRA $43,250 in part XII tax.